M-real Corporation´s Stock Exchange Release of 16 November 2006

EUROPEAN COMMISSION TO CLOSE INVESTIGATIONS INTO MAGAZINE PAPER

The European Commission competition authority has today informed M-real Corporation of its decision to close the investigations into magazine paper. Investigations started in 2004. The commission concluded their investigations concerning fine paper in August 2006.

All competition authority investigations regarding M-real are now closed.

M-REAL CORPORATION

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